UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☒ Form C: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

DUO, LLC *dba:* TRIO HYGIENE SYSTEMS, LLC

Legal status of issuer Form
A Limited Liability Company (LLC)

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 29, 2009

Primary address of issuer
930 Via Mil Cumbres #47, Solana Beach, CA 92075

Website of issuer
www.tidymates.com

Name of intermediary through which the offering will be conducted
DREAMFUNDED MARKETPLACE, LLC

CIK number of intermediary
0001670761

SEC file number of intermediary
007-00037

CRD number, if applicable, of intermediary
6639970

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities issued in this offering

Type of security offered
Crowd SAFE

Target number of securities to be offered
10,000

Price (or method for determining price)
1.00

Target offering amount
$10,000

Oversubscriptions accepted:
☒   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☒   First-come, first-served basis
☐   Other: At issuer's discretion

Maximum offering amount (if different from target offering amount)
$100,000

Deadline to reach the target offering amount
April 30, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

FINANCIAL SUMMARY

	Fiscal Year Ended December 31, 2016	Prior fiscal year-end
Total Assets	$354,000	$200,000
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$ 13,000	$9,000
Revenues/Sales	$4,598	$0.00
Cost of Goods Sold	$2,150	$0.00
Taxes Paid	$0.00	$0.00
Accumulated Deficit	$0.00	$0.00

Current number of employees
0

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 19, 2017

FORM C

Up to 100,000 (if oversubscribed)

DUO, LLC *dba*: TRIO HYGIENE SYSTEMS, LLC

SAFE

(Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C ") is being furnished by DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC, a Delaware LLC (the "Company," as well as references to "we," "us," "issuer", "grantor" or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in a Crowd SAFE of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Holders." The Company intends to raise at least $10,000 and up to $100,000 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Member Interest of the Company are set forth below in the section entitled "*The Offering and the Securities-The Securities*". In order to purchase Securities, a prospective investor must complete and execute a SAFE Agreement of the Company.

Purchases or "SAFE's" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

This Offering is being made through DREAMFUNDED MARKETPLACE, LLC (the "Intermediary").

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100	$5	$95
Aggregate Minimum Offering Amount	$10,000	$500	$9,500
Aggregate Maximum Offering Amount	$100,000	$ 5,000	$ 95,000

1) This excludes fees to Company's advisors, such as attorneys and accountants.

2) DREAMFUNDED MARKETPLACE, LLC will receive 5% of the total proceeds recorded as received by the Issuer.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange

Commission nor any state securities authority has not made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The Date of this Form C is January 19, 2017

.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE OFFICER(S) OF THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR THEIR CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could

affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018. Once posted, the annual report may be found on the Company's website at www.tidymates.com. The Company must continue to comply with the ongoing reporting requirements until: the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; the Company has filed at least three annual reports pursuant to Regulation CF; the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

I. SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC (the "Company"), is a Delaware LLC, organized on January 29, 2009, for the purpose of developing, manufacturing, marketing and promoting its utility and design patented Tidymates® delivery system and its proprietary, independently ISO lab certified, flushable wipe refills via commercial sales and via on-line subscription business. The Company's primary address is located at: 930 Via Mil Cumbres #47, Solana Beach, CA 92075, and the Company's website is www.tidymates.com. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

A. The Business

DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC, is a Delaware LLC, that offers its personal hygiene products for commercial sales opportunities in Healthcare, Hospitality, Daycare, and others, as well as, in an on-line capacity, offering a Direct-to-Consumer, subscription based business model for our patented wipe delivery system and proprietary, lab certified and environmentally sustainable, flushable wipes refill products.

The Company's go to market strategy includes:

We drive public awareness and education about our product line for several reasons:

1) We will make it clear that in no point in human history has a dry paper sheet of anything been a sufficient means of complete personal hygiene; that in fact, we have all been duped into believing such nonsense, and that in order to experience complete personal hygiene, one must use a system that includes a combination of safe, wet and dry elements.

2) We introduce ourselves to the world as a Smart + Charming + Fun/witty company with strong core values and high standards; confidently knowing that we have developed a complete system upgrade for personal hygiene and supply truly flushable wipes.

3) There are many potential dangers about flushing other brands of wipes. We will set the record straight and correct many people's misperceptions about which wipes are flushable, and which should be tossed in the trash. This will help save our vital waterways (which are severely

underfunded) from imploding. –We also have the desire, upon being cash flow positive, to establish a 501(c) non-profit as our corporate initiative. This non-profit will utilize its proceeds to help pay for the direct cost associated with upgrading the safety and efficiency of our waterways, since the U.S. Federal Government is three hundred billion dollars ($300B) behind.

4) We currently are managing two sales verticals: 1) Commercial side resellers. We support the sales force of our resellers (as of January, 2017) and they, in turn, sell our products to their customers in bulk and; 2) Driving retail online subscriptions for Direct-to-Consumer customers – targeting educated female mom's (ages 20 – 50), with >$75K annual household incomes, make club purchases (for example: Costco and Amazon Prime), and that otherwise display tendencies to buy products on-line.

B. The Offering

Minimum amount of equity offered in the SAFE	SAFEs in the amount of 10,000
Total SAFE equity outstanding after offering (if minimum and maximum amount reached)	10,200 ($10,000) - 102,000 ($100,000)
Maximum amount of equity being offered	SAFE in the amount of 100,000
Total company ownership (if maximum amount reached)	10.2% at the conclusion of this raise. It may be diluted based on subsequent round.
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April, 30, 2017
Use of proceeds	See BUDGET
Voting Rights	Holders of SAFEs will not have voting rights, even upon conversion.

II. RISK FACTORS

A. Risks Related to the Company's Business and Industry

To date, we are generating revenue that is inadequate to cover our marketing efforts and daily operating costs, and therefore must rely on external financing to grow our business.

We are an early stage growth company and our "razor-blade" business model currently focuses on the branding, marketing and distribution of our Tidymates®, SNAP 'N GO flagship product line and exclusive flushable wipe refills, as well as, expanding said product line to include ancillary wipe products in its patented product pipeline that we can leverage to appeal to a broader potential customer base.

From concept in 2008, up until DECEMBER 31, 2016, the entire project has been self-funded and fully developed by the Founder of the Company and his immediate family, to the approximate amount of three hundred thousand dollars ($300,000), USD. During such time, the Founder has traversed and mitigated many risks, including but not limited to: risks associated with product development, de-bugging manufacturing equipment, product and formulations safety, product packaging, international supply chain sourcing and logistics, website development, merchant processing/web security, content development, domestic warehousing and fulfillment, and intellectual property, of its own products.

From January 1, 2017, and beyond, the Company will need to rely on external financing to fund our expansion objectives and continue our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, expansion and branding) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated operational cash requirements, but will be insufficient to develop complete marketing and advertising campaigns and, roll-out our complementary wipe products we can leverage to appeal to a broader potential customer base. We may require to seek additional financing, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our intellectual property portfolio, supply chain and inventory forecasts, development and advertising costs of more on-line creatives, and retain top-tier talent to influence greater operational efficiencies.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other

        intellectual property rights;
*   The cost and delays in product development and manufacturing;
*   Sales and marketing efforts to bring our products to market;
*   Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
*   Lack of demand for and market acceptance of our products

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our patented and patent pending products and/or in certain sales territories, candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed under the laws of Delaware on January 29, 2009, and our "Official" product launch" occurred on March 16, 2016. Accordingly, we have a limited sales history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to several business risks associated with early stage growth companies. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a young business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage growth company.

We may face potential difficulties in obtaining capital in the future.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an adequate marketing budget, as well as the inherent business risks associated with our company and present and future market conditions. Our business' future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research and development, or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has more than twenty (20) years of experience in product manufacturing and commercialization and, eight (8) years of experience in the Health and Beauty industry.

Despite the experience of our management team, it cannot be guaranteed that decisions made by management may ultimately prove to be beneficial to our business and/or be able to successfully manage our operations. The ineffective leadership of our business may have a negative effect on our results of operations.

In order for the Company to compete and grow, it may need to attract, recruit, retain and develop the necessary personnel who have the needed experience.

At the appropriate time, recruiting and retaining highly qualified personnel may be critical to the acceleration of our success. In an effort to speed up potential learning curves of current management in a competitive landscape such as this, we may opt to seek and hire additional personnel along with the requirement of our existing management to develop additional expertise. We may face intense competition for retaining key personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our pending and future product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

The development and commercialization of our product is competitive.

Despite the Company's defensible Intellectual Property rights and the complete development of its products and supply chain, we face competition with respect to virually any wipe product(s) that we may seek to develop or commercialize in the future. Our wipe competitors include, but are not limited to, Kimberly Clark, The Proctor & Gamble Company, Georgia Pacific. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel. At an undetermined point in the future, smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to which, may adversely affect our competitive position, and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new

products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can have a potential to lead to injury or other adverse events.

Although the Company products are insured for such potential threats to our customers under our our general product and liability insurance, and umbrella policy, these events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market until resolved. Any recall could result in significant opportunity costs, as well as, the potential for negative publicity that could reduce demand for our products. Although improbable, personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

When appropriate for the Company to disclose information about its customers to a third-party, we may elect to share information about such persons with vendors that assist with certain aspects of our business. Although strict measures about our privacy policy are followed by management and are publicized on the www.tidymates.com website, there is no guarantee that security could not be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We rely on various intellectual property rights and trade secrets, including our issued and pending patents and trademarks in order to operate our business.

We rely on the protection of patent, trademark, trade secrets and other intellectual property protection rights. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent

circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other third parties to protect, in part, trade secrets and other proprietary rights. However, there can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits, whether or not frivolous in nature, could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the field in which we operate is evolving and, consequently, intellectual property positions in our industry cannot be guaranteed. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of the United States legal system, the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. However unlikely, a validated judgement award against the Company's infringement of another's intellectual property could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. Under these circumstances we may be required to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights in a court of law. Even if these claims are without merit, defending a frivolous lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are

reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our trade secrets and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our manufacturing and selling our products, we rely on a combination of trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. We have been issued two (2) utility patents, one (1) design patent and three (3) registered trademarks to protect certain aspects of our products and have also to applied for additional patents. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect and enforce our intellectual property rights or, if others are granted rights by the United States Patent and Trademark Office to independently develop a substantially equivalent intellectual property, our competitive position may be affected.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on the goods and services, owned or controlled by third parties. Although improbable, these third parties may become unable to or refuse to continue to provide these goods and services, at commercially reasonable terms consistent with our current business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems in obtaining material supplies at commercially reasonable terms from said third-party vendors. In addition, if the goods supplied by third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers and manufacturers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, we rely on our third-party laboratory and our wipe component supplier, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If, for a currently unknown reason, we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new products desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and consequently we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. Although unlikely, these potential risks may create product timing delays, inventory shortages and invoicing problems, staging delays, and other operational difficulties.

We must develop new products, evolve existing ones, address any defects or errors, and adapt to changing demands of customers.

New developments, client requirements, and industry standards may change in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, develop and introduce new products that meet client needs, keep pace with industry changes, respond to competitive products, and achieve market acceptance. Continued product development requires substantial investments for research and development, refinement, and safety testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that could delay or prevent the successful development, introduction, or implementation of new or enhanced products. The inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in the buying behavior of our customer(s) may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. For example (only): Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products from our product pipeline, in order to remain competitive.

To succeed in our competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new products. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and trends. We must continue to respond to market demands, innovate new products and maintain leadership in the manufacturing and supply and marketing of our advanced hygiene delivery systems and exclusive flushable wipe refill products or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and near-future offerings. These demands could affect the pace of introducing and implementing a newly launched product. Our future results may be affected if our products cannot effectively interface and perform well with our customer(s).

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships.

We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our data system firewall(s) and misappropriate or compromise confidential information of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software, hardware and applications that we procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we may need to continue to enhance and improve the functionality and features of our network infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. Furthermore, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company also depends on the performance of distributors, retailers and other resellers.

In addition to product sales via sales channels the Company absolutely controls, the Company may or is distributing its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. These include "big box" wholesalers and retail and commercial resellers whom have relationships with other more established and better capitalized manufacturers and distributors, who may be able to provide incentives or quantity discounts to such wholesalers and distributors.

B. Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. State securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners beneficially own up to 97% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval,

including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of equity will be subject to dilution.

Purchasers and grantees do not have preemptive rights. If the Company conducts subsequent offerings of Securities via securities convertible into shares, issues shares pursuant to a compensation agreement or via distribution reinvestment plan or otherwise issues additional Securities, investors who purchase or are granted Securities in this offering may experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, all members with ownership interest, including Company Officers, may experience a dilution in the value of their depending on the terms and pricing of any future share issuances (including the Securities being sold in this offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to owners. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

III. BUSINESS

A. Description of the Business

DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC, is a Delaware LLC. The Company is an innovator and exclusive manufacturer of its proprietary hygiene products; including its patented SNAP 'N GO, flushable wipe delivery system and exclusive flushable wipe refill products. The Company Founder has also been granted utility patents for numerous, additional hygiene oriented products for an enhanced future product pipeline and continuous development and territory expansion.

B. Business Plan

To develop key distribution relationships with sanitary product resellers of commercial settings, to rapidly grow our on-line (direct-to-consumer) sales via the promotion of our superior, SNAP 'N GO, hygiene system and wipe refill subscription model. Also, to continue in the development of its next product pipeline series to the pre-production level.

C. History of the Business

The Company was incorporated as a Delaware LLC, by ANDREW ROBERT YAROS, on January 29, 2009, for the initial purpose of developing, manufacturing, marketing and selling its patented flushable wipes delivery systems and exclusive wipe refills.

D. The Company's Products and/or Services

DUO, LLC dba: TRIO HYGIENE SYSTEMS, LLC, manufactures and distributes its patented wipe delivery system and proprietary flushable wipe refill kit products. The Company has also developed a robust product pipeline designed to expand the scope of the Tidymates® brand and appeal to a broader demographic of potential customers.

E. Competition

The markets for wipe products are highly competitive and the Company is confronted by aggressive competition in certain areas of its wipe business. However, competitors in this industry cannot compete with the Company in terms of "wipe [product] delivery systems". The Company's competitors may attempt to aggressively cut prices or lower their product margins on their wipe products to gain or maintain market share. Whereas, the Company believes it can compete in such a competitive environment due to the uniqueness of its products, its cost effective supply chain, low operational overhead, and also, due to the attrition of "big brand" shoppers switching their loyalty to lesser known brands perceived to offer more personalized advantages. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality, safety, innovation, consistent marketing and distribution capability, engaging customer support and, maintaining its positive corporate reputation.

F. Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, many of which are outside of the United States (such as plastics, and product packaging), our wipe component is currently obtained from a single, U.S. based source. Our wipe supplier in the United States is forecast to support all of our current and future wipe material needs for the foreseeable future, without exposure to material supply shortages or pricing fluctuations. However, foreign components used by the Company, including those that are available from multiple sources overseas, may become subject to industry-wide shortage and/or significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results.

G. Intellectual Property and Research and Development

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country

8,474,652	Moist Towelette Dispensing Apparatus	Snap-in dispenser combines toilet paper and moist wipes to a single location of the standard toilet paper roll holder.	July 31, 2009	July 2, 2013	U.S.A.
9,271,616	Moist Towelette Dispensing Apparatus	CIP Expansion of utility claims (above); including twist-and-lock of wipe canister into dispenser.	January 25, 2012	March 1, 2016	U.S.A.
D666,443	Toilet Tissue Holder	Design patent protecting the ornamental design of the dispenser.	May 14, 2012	September 4, 2012	U.S.A.

Additional utility patents pending.

Trademarks

Trademark	Serial Number	Grant Date	Country
Tidymates	4,830,526	October 13, 2015	U.S.A.
Better Together	4,466,177	January 14, 2014	U.S.A.
Trio	4,109,611	March 6, 2012	U.S.A.

H. Real Property

The Company owns or leases the following properties:

NONE

I. **Governmental/Regulatory Approval and Compliance**

Our current products and services are not subject to federal (FDA) regulations, and conform to California Proposition 65, as well as all other state and local laws and regulations.

J. **Litigation**

No pending or active litigation matters are known to have been filed against the Company, nor against any Officer of the Company.

K. **Other**

The Company's principal address is: 930 Via Mil Cumbres #47, Solana Beach, CA 92075.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

IV. **USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised:

SEE Exhibit A

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company may make changes to the "USE OF PROCEEDS" based on several factors including but not limited to: changes in product and or packaging material and or labor costs, unforeseeable delays in product development and commercialization, and the potential for costs of marketing campaigns to increase beyond our control.

V. **DIRECTORS, OFFICERS AND EMPLOYEES**

A. **Directors and Officers**

The directors or officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications:

Name
Andrew Robert Yaros– Founder/President

All positions and offices held with the Company and date such position(s) was held with start and ending

dates

President of Trio Hygiene Systems, LLC. February 2009 – Present;

- Full-time since January, 2014

Responsibilities include, but not limited to: Funding, Research, product development, packaging development, website development, product manufacturing, independent safety testing, supply chain development, sales team development, marketing, networking and sales.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Former Employer: Apricus Biosciences
Principal business: Biotech
Title: Executive Assistant to the CEO
Responsibilities: Managed C-Level Executive agendas & travel itineraries, worldwide (CEO, CFO, General Counsel). Liaise between Executive, Board, non-Executive level employees and/or third parties. Routinely trusted with highly confidential company matters. Gatekeeper of CEO.

Website Overhaul Committee Member (internal); achieved a successful re-launch in November, 2013. Employment Dates: February 2011 – January 2014 (3 years)

Education

Tiffin University
Business Administration
2011

Mira Costa College
1994 – 1997

Torrey Pines H.S.
1990 – 1994

B. **Control/Major Decisions**

The table below sets forth who can make the following major decisions with respect to the Company, on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Owners
Incurrence of indebtedness	Owners

Sale of property, interests or assets of the Company	Owners
Determination of the budget	Owners
Determination of business strategy	Owners
Dissolution of liquidation of the Company	Owners

C. Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

D. Employees

The Company currently has no (0) employees.

VI. CAPITALIZATION AND OWNERSHIP

A. Capitalization

The Company has issued the following outstanding securities:

Type of security	SAFE
Amount outstanding if maximum is raised	102,000 shares
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds being offered	N/A
Percentage ownership of the company by holders of the SAFE (assuming future equity issuance)	TBD

B. Debt

The Company has the following debt outstanding:

Type of debt	Credit Card
Name of creditor	American Express Open
Amount outstanding	$13,000
Interest rate and payment schedule	18% rate and payable on 6th of each month
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	N/A
Other material terms	N/A

C. Prior Offerings

The Company has conducted the following prior securities offerings in the past three years:
NONE

D. Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is two million five-hundred thousand dollars ($2,500,000).

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

E. Ownership

The Company's members with ownership interest consist of its founder. The Company currently has one owner who owns at least 97% of the Company as of the date of this Form C.
Below the beneficial owners of twenty percent (20%) or more of the Company's voting interest:

Name	Percentage Owned Prior to Offering
Andrew Yaros	97%

Following the Closing of this Offering, the Purchasers will (collectively) have election rights to own approximately one percent (1%) of the Company if the Minimum Amount is raised and approximately ten percent (10%) if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

A. **Operations**

We are a post-revenue Company and our primary expenses consist of the following: Inventory warehousing and fulfillment, legal prosecution and maintenance fees for intellectual property, e-commerce, general legal and administrative expenses, marketing and advertising, product development, professional fees and, compensation. We do not believe that our short prior earnings history will be indicative of future earnings and cash flows. Assuming the Company accomplishes half its revenue target estimates within the next eighteen (18) months, the Company intends to be cash flow positive within the next eighteen to twenty-four (18-24) months by rapidly expanding our commercial side customer acquisition and growing/retaining on-line subscribers, engaging in marketing activities and by entering into agreements with key resellers for the sale of our products.

The Company currently requires a minimum of four thousand dollars ($4,000), per month to sustain all operations.

B. **Liquidity and Capital Resources**

The proceeds of the offering are essential to continue the operations of the Company. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will be used to execute said business strategy.

The Company may require additional financing in excess of the proceeds raised from this Offering in order to sustain operations for the next 12 months.

Although the Company does have access to a devoted line of credit of up to $100,000 USD, to aid in the funding of Purchase Orders (only), the Company does not have any additional sources of capital other than the proceeds from the offering.

Such additional sources of capital are necessary to the operations of the Company.

C. **Capital Expenditures and Other Obligations**

The Company has made material capital expenditures in the past two years, including:

- 3 Custom plastic injection molds;
- 1 Custom Sonic Weld horn;
- 1 Custom silicone plug injection mold;

- ♣ 1 Custom, 4 Cavity blow mold; and
- ♣ 1 Set of custom soft film printing "rollers" for soft pack printing needs

The Company intends to make the following material capital expenditures in the future:

- Additional custom plastic injection molds – to scale production;
- Additional custom print "rollers" for soft pack printing needs; and
- Custom metal injection molds – for new product production

D. Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A VIII. THE OFFERING AND THE SECURITIES

A. The Offering

The Company is offering up to 100,000 in SAFE instruments (the "Securities"). The Company is attempting to raise a minimum amount of $10,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2017 (the "Offering Deadline"), in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $100,000 (the "Maximum Amount") and the additional securities will be allocated in the discretion of the Company. Current subscribers will be allowed to purchase additional Securities up to the investment limitations of the Company. Excess or unpurchased Securities will then be offered to subscribers on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Provident Trust Group, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment

commitment until forty-eight (48) hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities Agreement in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Offering is being made through DREAMFUNDED MARKETPLACE, LLC (the "Intermediary"). In exchange for its services, the Intermediary will receive a commission equal to five percent (5%) of the amount raised and granted two percent (2%) of the Securities issued in this offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is: FundAmerica, LLC.

B. The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this offering (if the maximum amount is sold), SAFE holders may receive up to ten percent (10%) ownership of the total amount of securities that could be exercised upon full conversion of this offering. All authorized share ownership granted to the intermediary does not have any preemptive or anti-dilution rights.

Voting and Other Rights

SAFE holders do not have voting rights, even upon conversion.

Dividend Rights

The Company has not issued dividends in the past. The Company does not intend to issue dividends in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of SAFE may be entitled to a portion(s) of the Company's assets that are deemed legally available for distribution to members with ownership interest after payment of liabilities.

Other Rights

Other than as set forth in any member agreements and as described elsewhere herein, neither the Company's SAFE holders as grantees or subscribers include preemptive or other rights to subscribe for additional Securities.

C. Voting and Control

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Owners
Appointment of the Officers of the Company	Owners

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

D. Anti-Dilution Rights

The Securities, whether offered for purchase and or granted, do not have anti-dilution rights.

E. Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar

circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

F. Other Material Terms

Company retains first right of refusal to buy back Securities in the event the Holder wishes to sell. The Company may, in its sole and absolute discretion, opt to buy back Securities immediately or in installments at a rate commensurate to Rule 144 of the U.S. Security Exchange Commission. Sale price will be determined by fair market value at the time of the sale or what a prospective bonafide buyer would realistically pay for them.

VII. TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

VIII. TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

A. Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- NONE

B. Conflicts of Interest

The Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

- NONE

IX.   OTHER INFORMATION

A. Bad Actor Disclosure

- NONE

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

_____
(Issuer)

_____
(Title)

_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

_____
(Name)

_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   BUDGET

Exhibit B   Executive Summary

Exhibit C   Self Cert Financial

Exhibit D   Business Plan

Exhibit E   Financials